                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Baldwin & Lyons Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                 Class B Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   057755209
--------------------------------------------------------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 057755209
         ------------

-------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          V. Prem Watsa
          ---------------------------------------------------------------------
          (No S.S. or I.R.S. Identification Nos.)
-------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)  X
-------------------------------------------------------------------------------
     3)   SEC Use Only
-------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization Canada
-------------------------------------------------------------------------------

Number of Shares          (5)      Sole Voting Power            -0-
Beneficially Owned        -----------------------------------------------------
by Each Reporting         (6)      Shared Voting Power        775,900
Person With                ----------------------------------------------------
                          (7)      Sole Dispositive Power       -0-
                          -----------------------------------------------------
                          (8)      Shared Dispositive Power   775,900

-------------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person 775,900

-------------------------------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9 6.9%
-------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions) IN (Canadian)
-------------------------------------------------------------------------------


                                      2(1)

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CUSIP NO. 057755209
         ----------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          The Sixty Two Investment Company Limited
          ----------------------------------------------------------------------
          (No S.S. or I.R.S. Identification Nos.)

--------------------------------------------------------------------------------


     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)      X

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization British Columbia, Canada

--------------------------------------------------------------------------------

Number of Shares           (5)     Sole Voting Power                       -0-
Beneficially Owned         -----------------------------------------------------
by Each Reporting          (6)     Shared Voting Power                  775,900
Person With                -----------------------------------------------------
                           (7)     Sole Dispositive Power                  -0-
                           -----------------------------------------------------
                           (8)     Shared Dispositive Power             775,900
--------------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person  775,900

--------------------------------------------------------------------------------
     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9                 6.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions) CO (Canadian)

--------------------------------------------------------------------------------

                                      2(2)

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CUSIP NO.  057755209
          ------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          810679 Ontario Ltd.
--------------------------------------------------------------------------------
          (No S.S. or I.R.S. Identification Nos.)


     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)      X
--------------------------------------------------------------------------------
     3)   SEC Use Only
--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization Ontario, Canada
--------------------------------------------------------------------------------

Number of Shares       (5)      Sole Voting Power                          -0-
Beneficially Owned     ---------------------------------------------------------
by Each Reporting      (6)      Shared Voting Power                     775,900
Person With            ---------------------------------------------------------
                       (7)      Sole Dispositive Power                     -0-
                       ---------------------------------------------------------
                       (8)      Shared Dispositive Power                775,900
--------------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person  775,900
--------------------------------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9                  6.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)      CO (Canadian)
--------------------------------------------------------------------------------





                                      2(3)

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CUSIP NO. 057755209
         --------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Fairfax Financial Holdings Limited
          ----------------------------------------------------------------------
          (No S.S. or I.R.S. Identification Nos.)


     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b) X
--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization Canada

--------------------------------------------------------------------------------
Number of Shares             (5)  Sole Voting Power                         -0-
Beneficially Owned           ---------------------------------------------------
by Each Reporting            (6)  Shared Voting Power                    775,900
Person With                  ---------------------------------------------------
                             (7)  Sole Dispositive Power                    -0-
                             ---------------------------------------------------
                             (8)  Shared Dispositive Power               775,900
--------------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person   775,900
--------------------------------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9 6.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions) HC (Canadian)
--------------------------------------------------------------------------------


                                      2(4)

CUSIP NO.  057755209
         --------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Hamblin Watsa Investment Counsel Ltd.
          ---------------------------------------------------------------------
          (No S.S. or I.R.S. Identification Nos.)

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)      X
--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization Canada
--------------------------------------------------------------------------------

Number of Shares           (5)     Sole Voting Power                        -0-
Beneficially Owned         -----------------------------------------------------
by Each Reporting          (6)     Shared Voting Power                   775,900
Person With                -----------------------------------------------------
                           (7)     Sole Dispositive Power                   -0-
                           -----------------------------------------------------
                           (8)     Shared Dispositive Power              775,900

--------------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person   775,900

--------------------------------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9                 6.9%

--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions) CO and IA (Canadian)
--------------------------------------------------------------------------------

                                      2(5)

                                   ITEM 1(a)

Name of Issuer: Baldwin & Lyons Inc.
               ----------------------------------------------------------------

                                   ITEM 1(b)

Address of Issuer's Principal Executive Offices: 1099 North Meridian Street,
                                                -------------------------------
Indianapolis, Indiana 46204
-------------------------------------------------------------------------------

                                   ITEM 2(a)

Names of Persons Filing: V. Prem Watsa, The Sixty Two Investment Company
                        -------------------------------------------------------
Limited, 810679 Ontario Ltd., Fairfax Financial Holdings Limited and Hamblin
-------------------------------------------------------------------------------
Watsa Investment Counsel Ltd. (See Note 1 below)
-------------------------------------------------------------------------------

                                   ITEM 2(b)

Address of Principal Business Office or, if none, Residence:
95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
--------------------------------------------------------------------------------

                                   ITEM 2(c)

Citizenship: Canada
            -------------------------------------------------------------------

                                   ITEM 2(d)

Title of Class of Securities: Class B Common
                             --------------------------------------------------

                                   ITEM 2(e)

CUSIP Number:              057755209
             ------------------------------------------------------------------

                                     ITEM 3


If this statement is filed pursuant to Rule 13d-1(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

-----------------------------
Note 1: Mr. Watsa, The Sixty Two Investment Company Limited, 810679 Ontario Ltd. and Hamblin Watsa Investment Counsel Ltd. are filing this
          Schedule 13G pursuant to a no-action letter dated June 8, 1994 from the Commission to Fairfax Financial Holdings Limited.

     (e) [ ] Investmnent Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  [X] Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G) (See Note 2 below)
     (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


                                     ITEM 4

Ownership.
----------

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)      Amount Beneficially Owned:
                 775,900
         ----------------------------------------------------------------------

(b)      Percent of Class:
                 6.9%
         ----------------------------------------------------------------------

(c)      Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote                  -0-
         (ii)   shared power to vote or to direct the vote              775,900
         (iii)  sole power to dispose or to direct the disposition        -0-
         (iv)   shared power to dispose or to direct the disposition of 775,900

                                     ITEM 5

Ownership of Five Percent or Less of a Class.
---------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

-------------------------------

Note 2: The filing of this Schedule 13G and the statements therein shall not be construed as an admission that Mr. Watsa, The Sixty Two Investment Company Limited, 810679 Ontario Ltd. or Fairfax Financial Holdings Limited are for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 the beneficial owners of the Issuer's Common Stock or have any pecuniary interest therein.

                                    ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.
----------------------------------------------------------------

         Not applicable.


                                     ITEM 7

Identification Classification of Subsidiary Which Acquired the Security Being
------------------------------------------------------------------------------
Reported on By the Parent Holding Company.
------------------------------------------

         Mr. Watsa, directly, and indirectly through The Sixty Two Investment Company Limited and 810679 Ontario Ltd., owns the controlling equity voting interest of Fairfax Financial Holdings Limited ("Fairfax"). Fairfax is filing this Schedule 13G on behalf of three of Fairfax's subsidiary corporations, (1) Odyssey America Reinsurance Corporation ("Odyssey") which owns 524,000 of the Class B Common shares of the Issuer, (2) Sphere Drake Holdings Limited ("Sphere Drake") which owns 251,900 of the Class B Common shares of the Issuer, and (3) Hamblin Watsa Investment Counsel Ltd., a Canadian investment adviser ("Hamblin"). Hamblin, through its investment advisory agreements with Odyssey and Sphere Drake, shares the power to vote, and the power to dispose of, 775,900 Class B Common shares of the Issuer. Exhibit A attached hereto states the identity and Item 3 classification of Odyssey Sphere Drake and Hamblin.

                                     ITEM 8

Identification and Classification of Members of the Group.
----------------------------------------------------------

         Not applicable.


                                     ITEM 9


Notice of Dissolution of Group.
-------------------------------

         Not applicable.

                                    ITEM 10

Certification
-------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Date: February 5, 1998

                                      /s/ V. Prem Watsa
                                      ------------------------------------------
                                      Signature

                                      V. Prem Watsa
                                      ------------------------------------------
                                      Name

                                THE SIXTY TWO INVESTMENT COMPANY
                                LIMITED


                                By:   /s/ V. Prem Watsa
                                      ------------------------------------------
                                      Signature

                                      V. Prem Watsa, President
                                      ------------------------------------------
                                      Name / Title

                                810679 ONTARIO LTD.

                                By:   /s/ V. Prem Watsa
                                      ------------------------------------------
                                      Signature

                                      V. Prem Watsa, President
                                      ------------------------------------------
                                      Name / Title


                                FAIRFAX FINANCIAL HOLDINGS LIMITED

                                By:   /s/ Eric P. Salsberg
                                      ------------------------------------------
                                      Signature

                                      Eric P. Salsberg, V.P. Corporate Affairs
                                      ------------------------------------------
                                      Name / Title

                                HAMBLIN WATSA INVESTMENT COUNSEL LTD.

                                      By: /s/ A.F. Hamblin
                                      ------------------------------------------
                                      Signature

                                      A.F. Hamblin, President
                                      ------------------------------------------
                                      Name / Title

                                   EXHIBIT A

                            TO SCHEDULE 13G FILED BY
                 FAIRFAX FINANCIAL HOLDINGS LIMITED AND OTHERS


Relevant Subsidiary                                Item 3 Classification
-------------------                                ---------------------

Sphere Drake Holdings Limited                      (c) Insurance Company


Odyssey American Reinsurance
Corporation                                        (c) Insurance Company


Hamblin Watsa Investment
Counsel Ltd.                                       (e) Investment Advisor